Page 1 of 4 pages





                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.          )*
                                        ----------

                                   Engle Homes
             -----------------------------------------------------
                                (Name of Issuer)


                                Convertible Bonds
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    292896107
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [X].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292896107                    13G                   Page 2 of 4 pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-5123390


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       201 Park Avenue South
       New York, New York  10003


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            Right to acquire 403,909 shares of common stock.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             Right to acquire 403,909 shares of common stock.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       403,909 shares upon conversion of 7.0%
       Convertible Bonds due 3/01/03

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Right to acquire 5.44% of common stock.

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  12   TYPE OF REPORTING PERSON*

       IC


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 pages

Item 1.   (a)

          (b)


Item 2.   (a)   The Guardian Life Insuarance Company of America


          (b)   201 Park Avenue South, New York, New York 10003


          (c)   New York, U.S.A.


          (d)   Convertible


          (e)   CUSIP 292896107


Item 3.   (c)   Insurance Company  as defined  in section  3(a)(19) of the Act


Item 4.   (a)   Right to acquire 403,909 shares of common stock upon conversion of the issuer's 7.00% Convertible Bonds due 3/1/03


          (b)    Right to acquire 5.44% of common stock


          (c)  (i) Right to acquire 403,909 shares of common stock

              (ii) 0

             (iii) Right to acquire 403,909 shares of common stock

              (iv) 0


Item 5.   Not Applicable

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   Not applicable

Item 9.   Not applicable

                                                               Page 4 of 4 pages

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Each of the undersigned hereby agrees that the forgoing Schedule 13G is to be filed on its behalf by The Guardian Life Insurance Company of America.

Date: February 14, 1996


The Guardian Life Insurance Company of America

By:   /S/ Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Senior Vice President